U.S. Securities and Exchange Commission
                            Washington, D.C. 20549
                                  Form SB-1

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              (Amendment No. 1 )

                            Covenant Econet, Inc.
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               (Name of small business issuer in its charter)

                                    Nevada
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                    (state of jurisdiction of incorporation or organization)

                                     8299
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           (Primary Standard Industrial Classification Code Number)
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                                  52-2305968
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                     (I.R.S. Employer Identification No.)

58 Hawthorne Court, NE, Suite 1316, Washington, D.C.  20017     (202) 331-9797
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        (Address and telephone number of principal executive offices)

58 Hawthorne Court, NE, Suite 1316, Washington, D.C.  20017     (202) 331-9797
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                   (Address of principal place of business
                   or intended principal place of business)

    Registered Agents Legal Services, Ltd., 202 North Curry Street, STE 100,
                   Carson City, Nevada 89703, 775-884-1357
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           (Name, address, and telephone number of agent for service)

                                  Copies to:

                             Steve Larson-Jackson
                               W. Kwame Anthony
                        Law Firm of Larson-Jackson, PC
                          1500 K Street, NW, STE 900
                             Washington, DC 20005
                                (202) 408-8180

Approximate date of commencement of proposed sale to the public August 1, 2001
                                                               --------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                          ----------------
  If this Form is a post-effective amendment filed pursuant to Rule 426(c) under the Securities Act, check the following box and list the Securities Act Registration statement number of the earlier effective registration statement for the same offering
                      --------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                      -------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.
                         -----------

-----------------------------------------------------------------------------------------------------------------------------------
                                CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Title of each class      Dollar                    Proposed maximum          Proposed maximum
of securities to be      Amount to be              Offering price per        aggregate offering    Amount of
registered               registered                unit                      price                 registration fee
-----------------------------------------------------------------------------------------------------------------------------------
Common                   $5,000,000                $1.00                     $5,000,000            $1,250
-----------------------------------------------------------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
Disclosure alternative used (check one): Alternative 1     ; Alternative 2  x
                                                      -----               -----

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to Completion, Dated June 19, 2001
PROSPECTUS
                 500,000 to 5,000,000 Shares of Common Stock


                            Covenant EcoNet, Inc.
                       58 Hawthorne Court, NE, STE 1316
                       Washington, D.C.  20017
                                (202) 331-9797

    We are offering a minimum of 500,000 and a maximum of 5,000,000 shares of our common stock for sale at $1.00 per share on a best-efforts basis without the assistance of an underwriter. There are no minimum purchase requirements as a condition of the offering. Accordingly, we will close the offering from the earlier of the date we sell five million common shares or ninety days after the date of this prospectus, unless we extend the offering for up to an additional three months. Until we sell 500,000 shares, we will deposit the proceeds from the sale of the shares in an escrow account at Adams National Bank in Washington, DC. In the event we do not sell the minimum 500,000 shares, we will promptly return all funds to subscribers without interest or deduction.

     There is no public market for our common stock and we can give no assurance that a market will develop. The Company intends to file for listing on the OTC Bulletin Board(r).

The shares offered hereby involve a high degree of risk. See "Risk Factors" at page 4.

                         [Applicable state legend.]

                                                            Price to public and
                                                               net proceeds (1)
         Per share.                                                       $1.00
         Minimum. . . . . . . . . . .                                  $500,000
         Maximum. . . . . . . . . . .                                  $500,000

(1) Before deducting expenses payable by the Company estimated at $100,000 - $200,000.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.
                      Any representation to the contrary
                            is a criminal offense.


             The date of this prospectus is              , 2001.

                              TABLE OF CONTENTS

Risk Factors........................................................1

Dilution............................................................5

Plan of Distribution................................................6

Use of Proceeds.....................................................7

Description of Business.............................................8

Description of Property.............................................12

Directors, Executive Officers and Significant Employees.............12

Renumeration of Officers and Directors..............................14

Security Ownership of Management and Certain Security Holders.......15

Interest of Management and Others In Certain Transactions...........15

Securities being Offered............................................16

Relationship with Covenant Econet of Experts Named in the
Registration Statement..............................................18

Legal Proceedings...................................................18

Changes in and Disagreements with Accountants.......................19

Disclosure of Commission Position on Indemnification for
Securities Act Liabilities..........................................19

Audited Financial Statements........................................F_1

RISK FACTORS

     The shares of common stock we are offering through this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford to lose your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our Company, our business prospects and an investment in our shares of common stock.

Lack of Operating History

     The Company has no operating history by which investors can evaluate its business and prospects. We were incorporated in the State of Nevada on April 12, 2001. Our future operating results will be subject to all of the risks and uncertainties inherent in the development and maturation of a business. Our business model is new, unproven and changing.

     Our new business model consists of offering different levels of membership in our wholly-owned operating subsidiary, Financial
Warfare Club. Membership costs are $99 for Associate Members, $299 for Executive Club Members, $459 for Organizational Members and
$649 for Chairman Circle Members. In addition to the fee for each membership level, each member is required to pay an annual administrative fee of $50. Members participate in courses that give biblically-based instruction on how they can build personal wealth via participating in the securities markets. Our principals have only recently applied our business model on a test basis through a not-for profit Maryland corporation, also known as Financial Warfare Club. (For clarity, the not-for-profit Financial Warfare Club will be referred to as the "Maryland Club.") Therefore, our business model is unproven and will need further development. Accordingly, our business model may not be successful, and we may need to change it. Our ability to generate sufficient revenues to achieve profitability will depend, in large part, on our ability to successfully market our brand of education, initially to church members in the African-American community. Anyone can become a member without regard to ethnicity; however, our business model is designed for the underserved community in general

     We launched the Maryland Club in September 2000. Therefore, you should also consider our prospects in light of the risks and difficulties frequently encountered by early stage companies. These risks include, but are not limited to, an unpredictable business environment, the difficulty of managing growth and the successful application of our business model. Our strategy depends on our ability to create and sell programs, products and services to members of predominantly
underserved communities.   Our initial concentration is within the
African-American churches and additional underserved markets.
Although we are currently developing new programs and products, w may need to rely upon the willingness of presenters, authors an producers of products and programs to sell or license their products and programs to us. We cannot assure that Covenant EcoNet will be able to develop or acquire rights to additional products and programs on acceptable terms. Furthermore, market conditions and the level of customer interest may be insufficient to sustain our planned operations, and we cannot guarantee the Company can compete favorably with, and obtain market acceptance for, any products and programs. Failing to successfully develop, acquire, introduce and market new products and programs could have a materially adverse effect on our business and future prospects.

No Assurance of Profitability and No Dividends

     Our limited operating history, lack of any revenue to date and the uncertainty of the market to whom we are directing our services and products make any prediction of our future results of operations difficult or impossible. Over the next couple of years, we expect to considerably increase our operating expenses to develop our franchise and we do not expect our revenues will cover these expenses. Since we have had no earnings, we have paid no dividends to date and we have no plans to pay dividends in the foreseeable future. We may incur significant losses and we may need to raise additional capital to survive. We cannot guarantee we will be able to raise additional capital and we do not know what the terms of any such capital raising would be.

     Any future sale of our equity securities could dilute the ownership and control of our stockholders and could be at prices substantially below the offering price in this transaction. Covenant EcoNet was formed very recently. We have not generated any revenue since our April 12, 2001, incorporation. To achieve profitability, we must further develop our brand and educational curriculum and attract people to our courses. We cannot assure we will achieve this goal nor can we assure we will become profitable.

     Covenant EcoNet is in its early stages of developing its core curriculum. We are designing the core curriculum to explain how the United States monetary system works. We emphasize how the capital markets work in general, and specifically, how Wall Street operates.
 The core curriculum encourages members to save and invest money and covers the basic language of investing in common stocks and bonds.
The centerpiece of our programs includes education rather than day trading, speculation or other risky investment activities. The format the Company employs is the seminar approach that allows for disseminating information and provides opportunities to listen to members' needs so we can develop other financial, education-based seminars.


Limited Financial Resources and Need for Additional Financing

     Other than the proceeds of this offering and possible future revenues from sale of the Company's services, we do not at this time, and may not in the future, have any additional sources of funds such as operating funds or significant credit arrangements from which we can pay the costs of our proposed operations. Although we believe the maximum funds raised in this offering will suffice for our needs over the next twelve months, we will require additional funds. The Company expects capital and operating expenditures to increase over the next several years as we increase our marketing and other operations. We may seek additional funds through public or private equity or debt offerings. We cannot promise that capital from private and public offerings will be available or, if available, can be obtained on terms advantageous to us. If Covenant EcoNet is unable to raise sufficient capital either externally or from operations, we will be unable to sustain our operations.

Minimum Subscription

     The instant offering requires us to sell at least 500,000 shares before we can access any of the proceeds from the offering and failure to do so results in all funds being returned to investors. If we only sell the minimum 500,000 shares and raise $500,000, all of the proceeds may be used to pay refunds to members of the Maryland Club pursuant to a rescission offering discussed below. If all the proceeds are used to fund the rescission offer, we will not have any cash from the offering to use as working capital. Our ability to develop our business will depend solely on our capacity to generate cash from operations or offer more debt or equity securities in the future to raise additional capital.

Investigation by State of Maryland Securities Division

     Covenant EcoNet is a holding company that operates through its wholly-owned subsidiary, Financial Warfare Club, a Nevada corporation. The Company's business will consist primarily of running the business of Financial Warfare Club. The predecessor of Financial Warfare Club had the same name and was incorporated in Maryland.
The Maryland Club and its officers and directors, Marcus Dukes, and Teresa Hodge are the subject of an investigation by the Maryland
Securities Commission. The Maryland Securities Commission could, if it concluded that violations of Maryland securities laws occurred or is continuing, in the exercise of its statutory authority, impose fines of $5,000 per violation against Mr. Dukes and Ms. Hodge. The Maryland Securities Commission has already issued a cease and desist order in which it directed the Maryland Club and its officers to cease engaging in certain activities, but such cease and desist order was issued without a hearing. In the spirit of cooperation and dealing fairly with its members, contemporaneously with this offering, the Company and its executive officers are offering members who joined the Maryland Club between September 2000 and March 2001 the opportunity to receive a full refund of membership fees or the opportunity to receive shares in Covenant
EcoNet pursuant to this prospectus.

Rescission Offering

     In conjunction with resolving the investigation by the Maryland Securities Commission, Covenant EcoNet will use a portion of the proceeds from this offering to complete a rescission offering to return money to people in Maryland who previously contributed funds to the Maryland Club. The rescission costs may range from $100,000 to $495,000. People from other states who became members of the Maryland Club may also have rescission rights. If everyone exercises their rescission rights, all proceeds from this offering could be used to satisfy the rescission offering.

Director's Bankruptcies

     Ms. Teresa Hodge, one of the Company's directors and officers, has filed for bankruptcy three times in the last five years. One of these bankruptcies resulted from the overwhelming medical costs associated with treatment for her late husband's illnesses. The other bankruptcies resulted from investments in real estate ventures. All her bankruptcies have been dismissed or discharged. Covenant EcoNet believes Ms.
Hodge is now financially stable, but we can make no representations to investors regarding her future finances, credit worthiness or solvency.

Dependence on our Principals

     The Company's future prospects and financial condition depend in large part on the continued services of Covenant EcoNet's founders, Marcus D. Dukes, Chairman and Chief Executive Officer, Teresa
Hodge, the vice president, secretary, and treasurer, and Curtis Pree, Covenant EcoNet's president. Mostly all of the programs, products and services we provide are based on Mr. Dukes' and Ms. Hodge's ideas. While the Company has entered into an employment agreement with Mr. Pree, the Company has not entered in employment agreements with Mr. Dukes and Ms. Hodge and the Company does not intend to enter into a noncompetition agreement with them. The loss of Mr. Dukes', Ms. Hodge's or Mr. Pree's services could have a material and adverse effect on our business, financial condition and results of operations. Neither Covenant EcoNet nor Financial Warfare Club carries key man life insurance for Mr. Dukes, Ms. Hodge or Mr. Pree.

     We plan to hire other employees to handle many aspects of our business including teaching courses to Financial Warfare Club members and running Financial Warfare Club's operations. The process of locating personnel with the skills required to carry out our strategies may be lengthy and costly. Our success depends to a significant degree upon our ability to attract and retain qualified management, technical, marketing and sales personnel as well as their continued contributions.
We cannot assure we will succeed in attracting and retaining qualified executives and personnel. The loss of the services of key persons, or the inability to attract additional qualified personnel could have a material adverse effect on our business, operating results and financial condition.

Control by Management

     As of April 30, 2001, Covenant EcoNet's senior management collectively owns approximately 100% of the outstanding shares of common stock. Consequently, our senior management will continue to have a significant influence over the Company's policies and affairs and will be in a position to determine the outcome of corporate actions requiring stockholder approval, including the election of directors, the adoption of amendments to the Company's corporate documents and the approval of mergers and sales of the Company's assets. See "Security Ownership of Management and Certain Security Holders" at page 26.

Competition

     Covenant EcoNet plans to sell financial education courses, seminars, and associated books, videotapes, and audiotapes, and we face substantial competition. The highly competitive market in which we compete is fragmented and decentralized with low barriers to entry. Our competitors include other financial education companies, stock market seminar groups, online and televised financial courses, and adult education programs as well as firms in the financial services industry that offer courses in personal wealth building as a way of marketing their core financial services. We expect competition to increase in the foreseeable future and such competition may or may not impact our profitability. Competitors may develop financial education tools and courses that are similar or superior to ours and may have a better ability to market their products. We cannot guarantee that the products our competitors develop will not render the services and products we develop obsolete or uneconomical, or that customers will prefer our products. Presently, Covenant EcoNet cannot assure a viable market for our services will exist sufficient for us to stay in business.

     We believe that the principal competitive factors for companies seeking to create and market products and services such as ours include achieving critical mass, brand recognition and member affinity and loyalty. Competition could reduce our revenue and earnings or otherwise adversely affect our operations.

No Public Market for Shares

     Our common stock is not eligible for trading on any stock exchange and we cannot guarantee that our common stock will achieve listing on any such exchange. We will apply for listing on the OTC Bulletin
Board(r) but we cannot guarantee we will obtain such a listing.

     Once our common stock is listed, in a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may prevent you from obtaining a market price equal to your purchase price when you attempt to sell your shares in the open market. In these situations, you may be required to either sell your shares at a loss or hold your shares for a longer period of time than you planned in the hopes of one day selling at a profit.

"Penny  Stock" Risk

     A "penny stock" is any stock that trades at a price below $5 that is not on a national exchange. Because our common stock is likely to fall under the definition of "penny stock," trading in our common stock, if any, is expected to be limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving penny stocks. Penny stock disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seek," and "estimates," and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those express, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur.
These risk and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


DILUTION

     As of April 30, 2001, Covenant EcoNet had a pro forma net tangible book value of approximately $300,000 or $0.22 per share of common stock, accounting for shares issued to the Company's president after April 30 as though they had been issued prior to April 30. "Pro forma net tangible book value" represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock outstanding. Without taking into account any other changes in the net tangible book value after April 30, 2001, other than to give effect to Covenant EcoNet's receipt of the net proceeds from the sale of 500,000 to 5,000,000 shares of common stock offered by us in this prospectus at an assumed initial public offering price of $1.00 per share, the pro forma net tangible book value of Covenant EcoNet as of April 30, 2001, would have been approximately $800,000 or $ 0.43 per share if the minimum is sold and $5,000,000 or $0.83 per share, if the maximum is sold. This represents an immediate increase in net tangible book value of $0.21 per share to existing shareholders and an immediate dilution of $0.57 per share to new investors if the minimum is sold and an immediate increase in net tangible book value of $0.61 per share to existing shareholders and an immediate dilution of $0.17 per share to new investors if the maximum is sold

     This means that if you buy stock in this offering at $1.00 per share, you will pay substantially more than the current shareholders. Your dilution will be as follows:

     If the minimum of 500,000 shares are sold, there will occur an immediate decrease in book value to our new shareholders from $1.00 to $0.43 per share and an immediate increase in book value per common share to our current stockholders.

     If the maximum of 5,000,000 shares are sold, there will occur an immediate decrease in book value to our new shareholders from $1.00 to $0.83 per share and an immediate increase in book value per common share to our current stockholders.

The following table illustrates this per share dilution:

                                                           Minimum        Maximum
Assumed initial public offering price per share            $1.00          $1.00
     Pro forma Net tangible book value
     per share before the offering                         $0.22          $0.22
     Increase per share attributable
     to new investors                                      $0.21          $0.61
Pro forma net tangible book value
 per share after offering                                  $0.43          $0.83
Dilution per share to new investors                        $0.57          $0.17
Percentage dilution to new shareholders                     57%            17%

     The following table summarizes on a pro forma basis, as of April 30, 2001, the differences between existing shareholders and purchasers of shares in the offering (at an assumed initial public offering price of $1.00 per share) with respect to the number of shares of common stock purchased from Covenant EcoNet, the total consideration paid and the average price per share paid.


                                                      Shares                        Total Consideration
                                                    Purchased                    (Minimum)
                                             Number          Percent             Amount           Percent        Average Price
                                                                                                                   per Share
Existing shareholders                  1,366,666          73%              300,000           38%              $0.22
New investors                            500,000          27%              500,000           63%              $1.00
Total                                  1,866,666         100%             $800,000          100%              $0.43
                                       ==========        =========        =========         ======            =====

1 Percentage does not equal one hundred due to rounding.

                                                      Shares                        Total Consideration
                                               Purchased                 (Maximum)
                                       Number          Percent             Amount            Percent       Average Price
                                                                                                            Per Share
Existing shareholders                  1,366,666          21%                317,710        6%               $0.22
New investors                            500,000          29%                500,000        94%              $1.00
Total                                  6,366,666         100%             $5,300,000       100%              $0.83
                                       ==========        =======          =============    ======           ======

PLAN OF DISTRIBUTION

    We are offering a minimum of 500,000 shares and a maximum of five million shares on a best-efforts basis directly to the public through our officers and directors. They will receive no commission for their sales. In states that permit a corporation's officers and directors to sell the corporation's securities, two of Covenant EcoNet's officers and directors will sell its securities to people and entities who purchase shares in this offering. The two directors who will sell the Company's securities are Mr. Marcus Dukes and Ms. Teresa Hodge. Otherwise, one or more brokers or dealers that are licensed members of the National Association of Securities Dealers ("NASD") will sell the securities in exchange for a commission of ten percent. As of the date of this prospectus, no broker or dealer has agreed to participate in the offering.


     We may provide NASD members who participate in the offering with a list of persons compiled by our executive officers who we believe may be interested in purchasing shares. These persons will primarily be individuals who become aware of our offering as a result of our presentations in predominantly African-American churches, our SEC filings, and individuals referred to us by other individuals who are aware of our offering. NASD members who do participate with us as selected dealers may sell shares to such persons and to their own customers. No affiliated person will be allowed to purchase shares to meet the minimum share requirement.

    We will apply to list our common stock on the OTC Bulletin Board(r). Unless and until the common stock is accepted for listing, no public market will develop for the resale of the securities.

     Prior to this offering, there has been no market for our securities. Accordingly, the public offering price for the shares was determined solely by us. Among the factors we considered in determining the public offering price were the history of the Maryland Club's operations, our current financial condition, our future prospects, our management's background, and the general condition of the equity securities market.

Method of Subscribing

     Persons may subscribe by completing and returning our subscription agreement. The offering price of $1.00 per share must accompany the subscription agreement. All checks must be made payable to "Covenant EcoNet, Inc. Escrow Account." All checks received from subscribers will be transmitted to the escrow account by noon of the next business day following receipt. Certificates for the shares subscribed will be issued within three business days following the closing of the offering

Selling Period

     The selling period of the offering will terminate three months from the date of this prospectus unless extended for up to an additional ninety days.

Minimum-Maximum and Escrow

    Until we sell the minimum 500,000 shares, we will deposit all funds in a non-interest bearing escrow account at The Adams National Bank in Washington, DC, and we will only invest the funds in investments permissible under SEC Rule 15c2-4. In the event we do not sell a minimum of 500,000 shares during the three-month selling period commencing on the date of this prospectus or during the ninety day extension period we may apply, we will promptly return all funds to investors without deduction or interest. If we sell at least 500,000 shares, we may either continue the offering for the remainder of the selling period or close the offering at any time.

Right to Reject

    We reserve the right to reject any subscription, and to withdraw the offering at any time prior to acceptance of the subscriptions received if acceptance of a subscription would result in the violation of any laws to which we are subject.


USE OF PROCEEDS

    After paying all offering expenses, the net proceeds of the offering will be approximately $400,000 if we sell the minimum 500,000 shares.
If the offering is fully subscribed and we sell five million shares, the net proceeds will be approximately $4,800,000. (We assumes offering expenses of $100,000 for the minimum and $200,000 for the maximum considering printing and "blue sky" costs.) We expect to use the net proceeds over a twelve month period as follows:


                                      7
Purpose                                Minimum       %               Maximum         %
-------                                -------       --              -------         --
Salaries                               $48,000        12            $600,000         12
Rescission liability                   100,000        25             495,000         10
Travel & seminar expenses               42,000        11             920,000         19
Marketing  expenses                     35,000         8             640,000         13
Working Capital                         20,000         5             1,387,000       29
-------                                -------                       -------
Office Rental                           42,000        11              81,000          2
General administrative expenses         25,000         6             325,000          7
Furniture                               13,000         3              50,000          1
Equipment Lease                         15,000         4              72,000          2
Donations to Churches                  $50,000        12             180,000          4
Purchase of equipment                   10,000         2              50,000          1
-------                                -------                       -------
Totals                                $400,000       100          $4,800,000        100
-------                                -------                       -------




Purpose                                Minimum       %               Maximum         %
-------                                -------       --              -------         --
Salaries                               $48,000        12            $600,000         12
Rescission liability                   100,000        25             495,000         10
Travel & seminar expenses               42,000        11             920,000         19
Marketing  expenses                     35,000         8             640,000         13
Working Capital                         20,000         5             1,387,000       29
-------                                -------                       -------
Office Rental                           42,000        11              81,000          2
General administrative expenses         25,000         6             325,000          7
Furniture                               13,000         3              50,000          1
Equipment Lease                         15,000         4              72,000          2
Donations to Churches                  $50,000        12             180,000          4
Purchase of equipment                   10,000         2              50,000          1
-------                                -------                       -------
Totals                                $400,000       100          $4,800,000        100
-------                                -------                       -------


     A portion of the proceeds from the offering will be used to satisfy a liability created in connection with the contemporaneous rescission offer pursuant to which the Company will offer previous purchasers of the Maryland Club memberships the opportunity to receive a full refund.
Covenant EcoNet cannot anticipate the number of members that will accept the refund offer, but if all members take their refunds, the aggregate total of the refunds will not exceed $495,000. Proceeds not immediately needed will be invested in bank certificates of deposit, treasury bills, insured bank deposits or similar investments.


DESCRIPTION OF BUSINESS

    Covenant EcoNet is a corporation organized under the laws of the State of Nevada with its principal place of business in our nation's capital, Washington, DC. We currently employ three people on a full time basis. The Company's business focuses on selling memberships in Covenant EcoNet's wholly-owned and operating subsidiary, Financial
Warfare Club, a Nevada corporation. The benefits of membership in Financial Warfare Club include discounted access to educational programs designed to enhance the financial literacy of our members.
Financial Warfare Club is currently developing course syllabi, textbooks and lecture materials, and is in the process of identifying and qualifying teachers for its financial literacy course offerings. We target faith-based organizations, typically churches and other non-profit organizations.

    Covenant EcoNet was incorporated on April 12, 2001.  Financial
Warfare Club was incorporated on April 12, 2001, as the successor to the Maryland Club, a Maryland not-for-profit, non-stock corporation, and a District of Columbia corporation, also bearing the name, Financial
Warfare Club (the "DC Club"). Financial Warfare Club (the Nevada corporation), is in the early stages of its operations and its business plan is based on the work of its affiliates, the Maryland Club and the DC
Club. In September 2000, the Maryland Club began test-marketing its educational workshops to churches and faith-based groups, and the DC
Club followed suit after its incorporation in March 2001. Our principal products and services will consist of club memberships. Membership benefits include access to discounted educational workshops on investing as well as audio and video tapes of the workshops.
Memberships are available at four levels:

    (1) Associate Membership-a $99 membership that includes newsletters and communications about upcoming events, a Financial Warfare Membership card, and subsequent classes and seminars at a 10% discount.

                                      8

    (2) Executive Club Membership-a $299 membership that includes all of the benefits of an Associate Membership plus one financial literacy course and choice seating at future events.

    (3) Organizational Membership-a $459 membership that enjoy all the benefits of Executive Club Membership and allows up to five individuals to attend a financial literacy course on behalf the applicant-member. This membership level is designed for churches and nonprofit organizations.

    (4) Chairman Circle Membership-a $649 membership that includes all of the benefits of the Executive Level Membership and two financial literacy courses.

    We anticipate four streams of revenue for the Company: (1) Financial
Warfare Club memberships; (2) registration fees for seminars; (3) the sale of educational materials such as videotapes, audiotapes, and course books; and (4) annual $50 administrative fee.

    Currently, we are still in the planning stage of designing new workshops, conferences and seminars. While we have a basic outline of the topics we intend to cover, we still have to plan our detailed curricula for our different membership levels and hire teachers to teach the courses. We anticipate hiring approximately five full-time staff teachers and outsourcing several of the courses to independent teachers. In the meantime, we are putting together several general investment seminars for Financial Warfare Club members to attend until Financial Warfare has its core curricula and teachers in place. The Maryland Club's past speaking engagements serve as the preliminary prototype for Financial
Warfare's services. Financial Warfare's presentations are grounded in biblical scriptures that relate to financial responsibility and awareness.
Financial Warfare then provides the nuts and bolts of investing so club members will have a core competence to evaluate prospective investments.

    From September 2000 to March 2001, the Maryland Club and DC
Club test marketed the investment planning workshops. The Maryland and DC Clubs visited thirty churches in ten different states. In our test marketing, we informed people about the core products we intend to offer. Due to an investigation that culminated in the issuance of a cease and desist order from the Maryland Securities Commission in March
2001 and the Alabama Securities Commission in May 2001, we stopped our previous practices, revamped our workshop model and corporate structure, formed for-profit corporations and began the process of winding up the Maryland Club's operations. Thus, we cannot guarantee our workshops will be as profitable as they were in the past. For more information on the cease and desist order, see "Legal Proceedings" at page 31


The Market for our Services

    Traditionally, as compared to other ethnic groups in the United States, a lower percentage of the African-American community has invested in securities. Consequently, African-Americans have not enjoyed as much of an increase in collective net worth relative to other groups. Financial
Warfare Club's goal is to increase the rate and quality of African
American participation in the capital markets. The founders created
Financial Warfare Club to serve as an educational company to empower the community by increasing the level financial literacy throughout the community and educating people on the do's and don'ts of creating wealth. Each club member will receive a primer on investment principles that will educate them and encourage their participation in the capital markets thereby transforming people of modest means into capable investors.

    While our efforts are targeted to minority communities in general, we are specifically targeting the church community. We have formed relationships with several pastors and bishops who, in turn, are a

                                      9

part of a large network of churches. Through them, we are forming relationships with other pastors, bishops and church and community leaders throughout the country. Since churches are organizations and organizations can become members, we are developing a special curriculum for our member churches. Although the minority community serves as our central target market, we will not exclude any community.

    Our observations lead us to conclude that churches have been trailblazers in civil rights matters and political advancement via reciprocal support between the African-American community and the church. We believe the time is ripe for the church to be a leader in economic development. To achieve this milestone, several churches are opening their doors to Financial Warfare Club so we can make presentations to their parishioners. Because we focus our efforts on the church community, we depend on our relationships with church leaders for access to church members. Thus, if a relationship with a particular pastor deteriorates, we may suffer a decline in access to potential members.

Competition

     Financial Warfare Club will compete in a highly fragmented and decentralized market with low barriers to entry. Our target market consists of African-American churches and their members throughout the continental United States. We will operate from our headquarters in Washington, DC. In lieu of setting up offices in the cities in which our members reside, our faculty will travel to different cities to teach courses. Additionally, we will encourage members to travel to church hubs in other cities for our programs. Having traveling members will minimize our in-house expenditures and contribute to profitability.

    To our knowledge, no single company or group of companies has a substantial share of the overall market for our products. We compete with other companies that engage in the business of providing financial workshops for fees as well as other companies and industry professionals such as stockbrokers and tax advisers who provide workshops to promote their businesses in the financial services industry.
Most competitors are small organizations that provide workshops, seminars and newsletters. We believe our advantages lie in our specific target market which has already proven receptive to our principals (Mr.
Dukes and Ms. Hodge) who are promoting our products throughout the country. However, some of our competitors offer courses and products similar to ours at lower prices, some for free. Some competitors have greater financial and other resources than Financial Warfare Club. We cannot assure Financial Warfare Club will succeed in carving out a viable share of the financial education market.

    We intend to cultivate goodwill in the church community and that goodwill will be our principle advantage over our competitors. We believe that by nurturing the relationships with people with whom we already have positive relationships, we will develop a loyal following of churches and members such that Financial Warfare Club will be a valuable franchise. We also believe our teaching methods, our ways of connecting with our members, and the substance of our workshops will differentiate us from our competitors and give us the aforementioned member loyalty.

    We expect to generate additional loyalty from Financial Warfare Club members by allowing them to invest in Covenant EcoNet. Thus, if Covenant EcoNet proves to be a profitable company, Financial Warfare
Club members will benefit from their stock ownership in Covenant
EcoNet in addition to the educational benefits they receive from their membership. We believe that as a result of this offering, many Financial
Warfare Club members will be Covenant EcoNet shareholders. We are offering members the opportunity to buy Covenant EcoNet shares in this offering and as part of a rescission offer discussed under "Legal
Proceedings" at page 31.

                                      10


Plan of Operation

    Over the next twelve months, we intend to solidify our core curriculum, hire five full-time staff members and enter into agreements with approximately ten outside professionals to teach our courses. We will also accept members into the Financial Warfare Club and begin hosting workshops and seminars for members across the country. Our core curriculum will entail different series of classes to cover topics such as understanding the concept of money in a society, an overview of the securities markets and an introductory course on securities analysis for lay investors. With respect our teachers, we intend to hire five full-time people to teach our courses across the country. Our full time staff will consist of people who are licensed securities professionals and members of the clergy. We will also enter into agreements with outside professionals such as financial advisers and asset managers to contribute to our seminars and workshops. We will record many of our workshops in audio and video formats and sell reproductions of those recordings.

    If we succeed in raising the full $5 million we are attempting to raise in this offering, we believe the proceeds and cash we generate from operations will suffice to meet our needs over the next twelve months.
We have already demonstrated an ability to generate sufficient cash sustain our operations as shown by the DC Club's results from March
13, 2001 to April 30, 2001. The proceeds from this offering will put us on firmer ground and allow us to develop a critical mass of members and substantive programming to build a company that creates growth in earnings.

    Our management team, charged with developing and implementing
Financial Warfare Club's business plan, has also controlled and operated the DC Club since its inception. From its inception on March 13, 2001, to the end of the fiscal year, April 30, 2001, the DC Club generated
$218,359 in revenues from membership dues. The following table presents the DC Club's selected financial data for the period March 13, 2001 to April 30, 2001:


       Revenues <F1>              $218,359
       Expenses <F1>               206,072
                                   --------
       Net income before
       Provision for taxes <F1>   $ 12,287
                                   --------

       Total Assets <F2>           109,988
       Total liabilities <F2>       99,181
       Stockholders' equity <F2>    10,807

1 Reflects the period March 13, 2001 to April 30, 2001.
2 As of April 30, 2001.
(For more information on the DC Club's results, see the DC Club's audited financial statements at page F-15.)


    In 2001, the DC Club will merge with Financial Warfare Club such that the DC Club will cease to exist and Financial Warfare Club will assume the DC Club's assets and liabilities. Two of our directors, Mr.
Marcus Dukes and Ms. Teresa Hodge, own all the outstanding shares of the DC Club. Covenant EcoNet will issue 1,771,000 shares of its common stock to Mr. Dukes and Ms. Hodge in exchange for their interest in the DC Club resulting in the DC Club being a wholly-owned subsidiary of Covenant EcoNet. Once the DC Club is Covenant
EcoNet's wholly-owned subsidiary, the DC Club will merge into Financial Warfare Club. The purpose of the transaction is to change the DC Club's domicile from Washington, DC to Nevada, and our management organized Financial Warfare Club as a Nevada corporation for that purpose. The DC Club was always intended to be a wholly-owned subsidiary of Covenant EcoNet.


                                      11


    Pro forma financial statements reflecting the results of the merger appear in Covenant EcoNet's financial statements on page F-11. The pro forma financial statements show how Covenant EcoNet's financial position would have appeared and how Covenant EcoNet' would have performed had the merger of the DC Club and Financial Warfare Club occurred on the first day of Covenant EcoNet's year. The DC Club's audited financial statements appear on page F-17.


DESCRIPTION OF PROPERTY

    Covenant EcoNet has identified office space in Washington D.C at 2131 K Street, Suite 501, Washington, DC 20037. This space will serve as Covenant EcoNet and Financial Warfare Club's headquarters and the space allows room for expansion as needed. The space is located downtown in our nation's capital. The company expects to take possession of this space not later than August 2001. The property is an office suite where we will plan our programs and perform the administrative functions inherent in running a business. We will have a five year lease on the property, and the cost will be $6,800 per month


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

    Covenant EcoNet's directors, executive officers and key employees are as follows:


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     Covenant EcoNet and Financial Warfare's directors, executive officers and key employees are as follows:

Name               Age          Position                         Director Since
----               ---          --------                         --------------
Marcus Dukes       31           Director and                         April 2001
                                Chairman of the Board of
                                Directors, President

Teresa Hodge       38           Director,                            April 2001
                                Vice President, Secretary

Bishop
Ralph Dennis       52           Director                             June 2001

Maurice Carney     36           Director                             June 2001

Dr. Ramona
Edelin             56           Director                             Nominee

Curtis Pree        40           President                            June 2001


    Each director serves for a term of three years and is elected at the annual meeting of shareholders. Covenant EcoNet's board of directors appoints the Company's officers and the officers hold office at the board's discretion. Because the Company was incorporated on April 12, 2001, it has not had an annual meeting. Mr. Dukes and Ms. Hodge became the Company's initial directors upon the filing of the articles of incorporation. Bishop Ralph Dennis and Maurice Carney were elected by the board pursuant to a provision in the Company's bylaws that permits the board to elect directors to fill vacancies on the board. Dr.
Ramona Edelin will become a director once Covenant EcoNet has secured directors and officers insurance.

    There are no family relationships between any directors, executive officers, persons nominated or chosen by the issuer to become directors or executive officers or any significant employees.

    Marcus Dukes.  Mr. Dukes is a co-founder of Covenant EcoNet and
Financial Warfare Club. From 1998 through 2000, he owned and managed International Business Group, a multimedia, communications, and consulting firm that operated in North America, Asia, Latin America and Europe. Mr. Dukes specialized in helping companies with annual revenues of under $10 million gain market share via niche marketing and corporate branding. In addition, he analyzed public and non-public companies for investment banking, mergers and strategic partnership relationships. From November 1996 through August 1998, Mr. Dukes worked at Airborne Express, a package delivery service company. Mr.
Dukes worked as a stockbroker for Tamaron Investments from 1993 to 1994 and for First Montauk Securities

                                      12

from April 1994 to June 1994.   Mr. Dukes attended the U.S. Naval
Academy in Annapolis, Maryland, and is a 1990 graduate of the Navy
Nuclear Power School.

    Teresa Hodge.  Ms. Hodge is a co-founder of Covenant EcoNet and
Financial Warfare Club.  She was a licensed realtor in Maryland from
1993 through 2000 where she brokered transactions involving residential and commercial properties, she continues to hold her real estate license with the State of Maryland.  She worked for three small real estate firms between 1993 and 2000.  In addition, Ms. Hodge owned and operated
Cornerstone Investments, a real estate investment and business development firm, from 1995 to 1997. She serviced start-up business
owners by providing resources and information.   Through Cornerstone,
she organized several conferences for small business owners and entrepreneurs and assisted several churches with real estate needs and loan packaging.  From 1991 through 1994, Ms. Hodge was a budget analyst at the United States Patent and Trademark Office.  She worked at
Adia Employment Services as an account executive from 1990 through
1991, and she held administrative positions of increasing responsibility from 1981 through 1987 in the United States Department of the Navy.
From 1988 to 1990, she worked for Integrated Systems Analysts in human resources and facilities management.  Ms. Hodge attended
Northern Virginia Community College from 1987 to 1988.  Ms. Hodge is a devout Christian and has served as a Steward of Union Bethel AME
Church from 1996 to 2000.  She resigned from that position to care for her ill husband.

    Ms. Hodge was a debtor in three related bankruptcy filings between 1997 and 1999. Two of her cases, a chapter 11 bankruptcy and a chapter
13 bankruptcy, were dismissed. The third began as a chapter 11 bankruptcy and was converted to a Chapter 7 bankruptcy and discharged. With another individual, Ms. Hodge formed a partnership that bought residential rental properties. Ms. Hodge and her partner issued promissory notes and personally guaranteed the loans for the properties. Ms. Hodge's partner abandoned the partnership, and several investors demanded repayment of promissory notes. Ms. Hodge attempted to restructure the debt. Ultimately, she and Cornerstone
Investments each filed for bankruptcy. Around the time she began to rehabilitate her financial situation, one of Ms. Hodge's family members fell victim to a debilitating sickness. Ms. Hodge took care of this person and went severely into debt to pay for medical treatment such that she had to file for personal bankruptcy again. The bankruptcy was ultimately discharged. Since her bankruptcy cases concluded, Ms.
Hodge has successfully overcome her previous setbacks and her financial position is stable.

    Bishop Ralph Dennis.  Bishop Dennis began pastoring in September
1978 while he was in the corporate work force and now serves as the pastor of two churches in Maryland. He currently serves in many leadership capacities in faith-based institutions holding the following positions:

    ----- Presiding prelate, president and chief executive officer of Kingdom Fellowship Covenant Ministries, a synergistic network of churches in the United States and internationally.

    -----    Chief executive officer and president of Kingdom Community
             Development Corporation.

    ----- Chief executive officer of RALP, a limited partnership for low-income housing.

    ----- Regent for the National Center for Faith Based Initiative based in West Palm Beach, Florida.

    -----    Director of the Joint College of African-American Pentecostal
             Bishops.

Bishop Dennis had an accomplished corporate career for over twenty-two years before dedicating himself to full-time ministry. His corporate positions included various sales and management positions for Carnation Company, Exxon Company, Frito-Lay, and L 'Egg's
Hosiery.  He earned a bachelor of


                                      13

science degree in mathematics from Morgan State University in 1971 and a master's in theology from the International Bible College and Seminary in 1983.

     Maurice Carney.  Mr. Carney is the co-founder of Digital Freedom
Enterprise, a company that provides technology consultation and online audio and video web casting. He also co-founded Digital Freedom
Institute, a not-for-profit company that provides Internet training and education. He is currently a research and information technology consultant for the Congressional Black Caucus Foundation and the Rainbow/PUSH Coalition. For five years, Mr. Carney worked as a computer and research analyst for the nation's leading African
American think tank, the Joint Center for Political and Economic
Studies. He earned a bachelor of science degree in French education and a bachelor of arts in geography, both from Grambling State University, and he also earned a master's degree in geography from the University
Akron. Mr. Carney is currently pursuing a Ph.D. in political science at Howard University.

Dr. Ramona H. Edelin.  Dr. Edelin has been a member of the board of directors of the Congressional Black Caucus Foundation (CBCF) since
1991 and was elected executive director of the CBCF in February 1999.
From 1977 to 1999, Dr. Edelin worked for the National Urban Coalition
(NUC) and from 1988 to 1999, she served as president and chief
executive officer of the NUC.   Prior to joining the NUC, she served as
chair of the Department of African-American Studies at Northeastern
University which she founded.  Among other volunteer boards and memberships, in 1993, Dr. Edelin was appointed to President Clinton's
Advisory Board on Historically Black Colleges and Universities.  She
has also served as treasurer of the Black Leadership Forum, secretary of the Board of Trustees of the University of the District of Columbia, and
chair of the District of Columbia Education Goals 2000 State Panel. A
nationally respected lecturer, her media presentations include network, public and cable television, radio and print media. A Phi Beta Kappa graduate of Fisk University, Dr. Edelin earned a master of arts degree in philosophy from the University of East Anglia in England and a doctorate from Boston University


    Curtis L. Pree.  Mr. Pree is Covenant EcoNet's president.  The
Company's co-founders employed Mr. Pree as president because of his leadership and networking abilities as well as his business acumen. Mr.
Pree has a demonstrated interest in the growth and economic development of the African-American community. From January 1996 to May 2001, Mr. Pree served as a government relations representative for American Public Power Association for which he performed extensive congressional lobbying in the areas of grassroots organization, telecommunications, market power concerns and technology industries.
From January 1995 to December 1995, he was a consultant for SJA
International where he lobbied Congress, municipal governments and government agencies on behalf of businesses in the defense, aviation and technology industries. Mr. Pree was a candidate for mayor of Washington, DC in 1994. In 1990, he served as campaign manager for a congressional candidate. Mr. Pree received a dual bachelor's degree in political science and English from Howard University. We believe
Covenant EcoNet can benefit greatly from Mr. Pree's experience, skill, and expertise.


REMUNERATION OF DIRECTORS AND OFFICERS



Name of individual      Capacities in which                   Aggregate
------------------      -------------------                   ---------
or identity of group    remuneration was received             remuneration
--------------------    -------------------------             ------------
Marcus Dukes            Chief Executive Officer               $200,000
Teresa Hodge            Vice President, Treasurer,
                        Secretary                             $200,000
Curtis L. Pree          President                             $175,000


    Mr. Dukes and Ms. Hodge will each receive salaries of 200,000 per year in biweekly installments. Mr. Pree will receive $175,000 per year payable in biweekly installments. In addition to his salary, Mr. Pree received a signing bonus of $7,000 plus 166,666 shares of Covenant
EcoNet common stock. Mr. Pree's employment agreement provides for the Company to pay him a bonus each July 31 equal to ten percent of the Company's net profit as reported on its annual federal tax return for the fiscal year ending the preceding April 30. However, Covenant EcoNet will pay Mr. Pree's bonus in Covenant EcoNet common stock, not cash.
For purposes of calculating Mr. Pree's bonus pay, the stock will be valued at $.60 per share. The maximum amount of shares Mr. Pree may earn as bonus pay is 334,334 shares. Mr. Pree's employment agreement expires in 2004.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

    The following table states the number of shares held by Covenant EcoNet's directors, officers and 10% shareholders.


---------------------------------------------------------------------------------------------------------------------------------
    (1)            (2)            (3)                                (4)                      (5)

  Title        Name and             Amount                        Amount                                  Percent
   Of           Address          owned before                   owned after                              Of Class
  Class         of owner           the offering                the offering

                                                   Minimum             Maximum           Minimum             Maximum
---------------------------------------------------------------------------------------------------------------------------------
Common   Marcus Dukes          600,000             600,000             600,000           32%                 9%
         15410 Rosemary Blvd
         Oak Park, MI 48237

Common  Teresa Hodge           600,000             600,000             600,000           32%                 10%
        13304 Keverton Drive
        Upper Marlboro, MD
        20774

Common  Curtis Pree            166,666             166,666             166,666           9%                  3%
        7960 West Beach Drive,
        NW, Washington, DC
        20012

Common   All officers          1,200,000           1,366,666           1,366,666         73%                 21%
         and directors as
         a group



INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

    On April 12, 2001, Mr. Dukes and Ms. Hodge, at the time, the
Company's sole directors and officers, each acquired 600,000 shares of Covenant EcoNet common stock pursuant to a promissory note payable to the Company in the amount of $ 150,000 as follows:

Common stock issued to Marcus Dukes
     Shares issued in exchange
     for $150,000 Promissory note                     600,000
Common Stock issued to Teresa Hodge
     Shares issued in exchange
     for $150,000 Promissory note                     600,000
                                                      ---------
Total shares                                          1,200,000
                                                      =========

    Mr. Dukes and Ms. Hodge's capital contributions were recorded at $.25 per share, but the Company did not receive any cash in exchange for the shares issued. Pursuant to the promissory notes, Mr. Dukes and Ms. Hodge each must make ten bi-annual payments, the sum of which shall equal $150,000 per note plus interest. The payments begin on October 11, 2001, and are payable each October 11 and April 11 thereafter with the final payment being due on April 11, 2006. The interest rate on the notes is 8% per annum. At the Company's option, the total amount on each note can become due immediately upon the default of the respective maker. When we hired Mr. Pree, we paid him 166,666 shares of our common stock as a signing bonus.

    Covenant EcoNet has several affiliates, the DC Club, the Maryland Club, and a District of Columbia limited liability company that also bears the name, Covenant EcoNet (the "DC LLC"). The companies are affiliated by virtue of all being under common control, that of Mr. Marcus Dukes and Ms. Teresa Hodge. Mr. Dukes and Ms. Hodge are Covenant EcoNet's largest shareholders and both serve as directors.

    Between March 13, 2001 and April 30, 2001, the DC Club borrowed $164,290 from the Maryland Club and has since repaid $83,208. The
DC Club is still liable to the Maryland Club for $81,082. The loan bears interest at the annual rate of 8% and is unsecured.

    The DC LLC provided basic management services, such as administrative functions, to the DC Club and the DC Club has paid the DC LLC $122,000 for the services. Mr. Dukes and Ms. Hodge are the sole equity owners of the DC LLC.


SECURITIES BEING OFFERED

    Covenant EcoNet has 100,000,000 shares of common stock authorized, par value $0.001 per share. At May 31, 2001, we had three shareholders, Marcus Dukes (600,000 shares), Teresa Hodge (600,000 shares) and Curtis Pree (166,666 shares); 1,366,666 shares of the common stock are issued and outstanding. We intend to apply to have the stock quoted on the OTC Bulletin Board(r).

    The common stock offered hereby will, upon payment therefore as contemplated hereby, be fully paid and nonasessable. Each holder of our common stock is entitled to one vote for each share held of record on each matter submitted to a vote of the shareholders. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than fifty percent of the outstanding shares have the power to elect all directors. The quorum required at a shareholders' meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares voting on the matter at the meetings is required for shareholder approval. However, approval is required by the affirmative vote of more than seventy-five percent of all shares entitled to vote, whether or not represented at the meeting, in the case of a merger or consolidation with another company. The supermajority provision could be used to, or have the effect of, preventing or deterring a party from gaining control of Covenant EcoNet, whether or not beneficial to public shareholders, and could discourage tactics that involve an actual or threatened change of control of the Company.

    The holders of common stock enjoy no preemptive rights, but are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available for that purpose. In the event of any voluntary or any involuntary liquidation, dissolution, or winding-up of our affairs, the assets of Covenant EcoNet available for distribution to its stockholders shall be distributed pro rata to the holders of the common stock. In the event of a liquidation, dissolution or winding up of the Company holders of common stock are entitled to share ratably in all assets available for distribution to stockholders after payment of all liabilities.

    Currently, we have $270,000 of convertible 10% promissory notes outstanding. The notes are in denominations of $15,000 and each note is convertible into our common stock at the rate of $.25 per share or 60,000 shares per note. The notes mature in May 2002.


 Significant Parties

The full names, business and residential addresses for the following persons are set forth below:

        -----    directors
        -----    officers
        -----    record owners of five percent or more of the Company's
                 common stock
        -----    beneficial owners of five percent or more of the
                 Company's
                 common stock
        -----    promoters
        -----    affiliates
        -----    counsel to Covenant EcoNet with respect to the proposed
                 offering

Marcus Dukes, Director, Chairman of the Board of Directors, Chief
Executive Officer
   Business Address:     58 Hawthorne Court, NE, Suite 1316,
                         Washington, D.C.  20017
   Residential Address:  15410 Rosemary Blvd Oak Park, Michigan
                         48237

Teresa Hodge, Director, Vice President, Treasurer, Secretary
   Business Address:     58 Hawthorne Court, NE, Suite 1316,
                         Washington, D.C.  20017
   Residential Address:  13304 Keverton Drive Upper Marlboro,
                         Maryland  20774

Curtis Pree, Director, President
   Business Address:    58 Hawthorne Court N.E. Suite 1316
                        Washington DC 20017
   Residential Address: 7960 West Beach Dr., Washington, D.C. 20012

Maurice Carney, Director
   Business Address:    58 Hawthorne Ct. N.E., Suite 1316,
                        Washington, D.C. 20017
   Residential Address: 58 Hawthorne Ct. N.E., Washington D.C. 20017

Bishop Ralph Dennis, Director
   Business Address:    6419 York Road, Baltimore, Maryland 21212
   Residential Address: 2018 Brigadier Boulevard, Odenton, Maryland
                        21113

Dr. Ramona Edelin, Director
   Business Address:    1004 Pennsylvania Avenue, S.E.,
                        Washington, D.C. 20003
   Residential Address: 8120 Eastern Avenue, N.W., Washington D.C.
                        20012

Law Firm of Larson-Jackson, PC
   Business Address:    1500 K Street, NW, STE 900, Washington, DC
                        20005

RELATIONSHIP WITH COVENANT ECONET OF EXPERTS NAMED IN THE REGISTRATION
STATEMENT

    No expert or counsel was hired on a contingent basis, no expert or counsel will receive any interest in Covenant EcoNet, and no expert or counsel is a promoter, underwriter, voting trustee, director, officer or employee of Covenant EcoNet.

LEGAL PROCEEDINGS

    Financial Warfare Club's predecessor, the Maryland Club, as well as Mr. Dukes and Ms. Hodge are respondents in an administrative proceeding that is pending before the Maryland Securities Commission ("MSC"). The MSC initiated the proceeding on March 5, 2001, and no other parties are respondents in the action. The proceeding stems from the Maryland Club's activities in connection with various churches. People were offered the opportunity to become members of the Maryland Club for a fee ranging from $100 to $2,500 depending on the membership level the member chose. The Maryland Club generated revenues from membership fees. At the time, the Maryland Club was affiliated with three companies referred to as "Infrastructure Companies, " and included with members' memberships were gifts of shares of each of these three companies. Mr. Dukes, Ms. Hodge and the Maryland
Club intended capitalize these infrastructure companies, then cause them to engage in the financial services business with a view to financing African-American owned companies and ultimately taking such companies public. Without a hearing, the MSC issued a cease and desist order. The respondents filed an answer to the cease and desist order and the MSC may or may not schedule a hearing on the matter. The
Company does not believe Mr. Dukes, Ms. Hodge or the Maryland Club intentionally violated any laws. Mr. Dukes, Ms. Hodge, and the Maryland Club have been cooperating with the MSC and intend to continue cooperating. No assurance can be given as to the outcome of this investigation. In the cease and desist order, the MSC is seeking an order precluding Mr. Dukes, Ms. Hodge and the Maryland Club from engaging in certain activities unless they comply with the law. While the MSC has not, to date, requested that any fines be imposed, the statutes permit the MSC to impose fines of $5,000 per violation.

    The Maryland Club, Mr. Dukes and Ms. Hodge have retained counsel to represent them in the proceeding and, through a rescission offering, the Company will offer people, businesses and churches who paid for memberships in the Maryland Club, an opportunity to receive full refunds. In the alternative, such members may forego a refund and instead, receive shares in Covenant EcoNet pursuant to this prospectus for $1 per share. For example, a member who paid $2,550 for a membership in the Maryland Club has the option to accept a $2,550 refund or 2,550 shares of Covenant EcoNet common stock. Those persons who accept the shares of Covenant EcoNet in lieu of a refund will also receive a one-year membership in Financial Warfare Club without any additional costs. As part of accepting Covenant EcoNet shares in the rescission offering, persons who accept will waive their right to pursue any action against Mr. Dukes, Ms. Hodge, the Maryland Club, the Company or any of their affiliates.

    Part of the proceeds from this offering will be used to refund the membership dues of any person who chooses to accept a refund pursuant to the rescission offering. If all the members choose to accept a refund and we only raise the minimum amount of $500,000 in this offering, all the proceeds could be used to satisfy the rescission offer and we will have to either fund our operations through cash we generate from operations, or we may have to effect another offering to raise sufficient working capital.

    Following the MSC's initiation of its investigation, the Alabama Securities Commission ("ASC") issued its own cease and desist order against Mr. Dukes, Ms. Hodge and the Maryland Club based on the allegations in the MSC's cease and desist order. The respondents in the ASC action and MSC action are identical. The Club, Mr. Dukes and Ms. Hodge are cooperating with the ASC and plan to continue cooperating. Covenant EcoNet cannot assure investors that other states will not initiate such proceedings in the future. We are making the effort to conduct our business in accordance with the applicable federal and state laws and regulations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    We have had no changes in or disagreements with our accountants.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Covenant EcoNet may indemnify a person who is a party to an action, except an action by or in the right of the Company, by reason of the fact that the person is or was a director, officer, employee or agent of Covenant EcoNet, or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification covers expenses, judgments, fines and settlement payments incurred by the indemnified person in connection with the action if the person acted in good faith and in a manner believed to be in our best interests and had no reasonable cause to believe the conduct was unlawful. We may indemnify a person who was a party to an action in the right of the Company to procure a judgment in its favor by reason of the fact that the person was director, officer, employee or agent of Covenant EcoNet, or was serving at our request as a director, officer, employee or agent of another enterprise against the aforementioned expenses and costs if the person acted in good faith and in a manner the person reasonably believed to be in our best interest. However, we cannot indemnify a person where the person has been adjudged by an appropriate court to be liable to us unless the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity as the court deems proper.
To the extent one of our directors, officers, employees or agents is successful on the merits of any of the aforementioned actions, we must indemnify them against expenses incurred in connection with their defense.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

    Our legal counsel will pass upon the legality of the common stock issued before this offering, the rescission offer and the common stock offered for sale in this offering. Our attorney is the Law Firm of Larson-Jackson, 1500 K Street, NW, Suite 900, Washington, D.C.
20005. The Law Firm of Larson-Jackson's telephone number is (202)
408-8180.

EXPERTS

    The financial statements of the Company and its wholly-owned subsidiary as of April 30, 2001, and for the period from inception (April 12, 2001) to April 30, 2001, included in this prospectus have been audited by Stokes & Company, independent certified public accountant, as set forth in their report. The financial statements have been included in reliance upon the authority of the accounting firm as an authority and expert in accounting and auditing.

DIVIDEND POLICY

    To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but we will retain any earnings to finance the Company's growth. Any future determinations to pay dividends will be at the discretion of our Board of Directors and will depend our results of operations, financial conditions, contractual and legal restrictions and other factors the Board of Directors deems relevant.

TRANSFER AGENT

    We will serve as our own transfer agent and registrar for our common stock until such time as the registration statement, of which this prospectus is a part, is effective and we sell the minimum 500,000 shares. We ultimately intend to retain Atlas Stock Transfer Company in Murray, Utah, or another suitable firm to serve as our transfer agent.

                     COVENANT ECONET, INC. AND SUBSIDIARY
                                 (A DEVELOPMENT STAGE ENTERPRISE)

                             Financial Statements
                                     and
                         Independent Auditor's Report

                                April 30, 2001

                                   CONTENTS

                                                                         PAGE

INDEPENDENT AUDITOR'S REPORT                                                F-3

FINANCIAL STATEMENTS

  Consolidated Balance Sheet                                                F-4

  Consolidated Statement of Changes in Stockholders' Equity                 F-5

  Notes to Financial Statements                                       F-6 - F-9

OTHER FINANCIAL INFORMATION                                                F-10

 INDEPENDENT AUDITOR'S REPORT ON PRO FORMA STATEMENTS                      F-11

 Pro Forma Condensed Combined Balance Sheet                                F-12

 Pro Forma Condensed Combined Statement of Income                          F-13

 Notes to Pro Forma Condensed Combined Balance Sheet
and Statement of Income                                                    F-14

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Covenant EcoNet, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Covenant EcoNet, Inc. and Subsidiary as of April 30, 2001, and the related statement of changes in stockholders' equity for the period from April 12, 2001 (inception) through April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Covenant EcoNet, Inc. and Subsidiary as of April 30, 2001, in conformity with generally accepted accounting principles.


/s/ Stokes & Company, P.C.
--------------------------

STOKES & COMPANY, P.C.
Washington, D.C.

May 25, 2001


COVENANT ECONET, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED BALANCE SHEET
APRIL 30, 2001



ASSETS

CURRENT ASSETS
  Notes receivable                                         $        60,000
                                                           ---------------
        Total current assets                                        60,000

OTHER ASSETS
  Notes receivable, less current portion
                                                                   240,000
                                                           ---------------

        Total assets                                       $       300,000
                                                           ==============


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                                $         -

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value;100,000,000 shares authorized; 1,200,000 shares issued
  and outstanding                                             1,200
  Additional Paid in Capital                                298,800
                                                     --------------
        Total liabilities and stockholders' equity   $      300,000
                                                     ==============

The accompanying notes are an integral part of this financial statement.


COVENANT ECONET, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
APRIL 12, 2001 (INCEPTION) THROUGH APRIL 30, 2001


                                                                             Additional            Retained
                                           Common Stock                               Paid-in            Earnings
                                              Shares              Amount              Capital           (Deficit)           Total
                                        ------------------  ------------------  ------------------  ------------------  -----------
Common Stock issued at formation       1,200,000           $       1,200       $    298,800        $            -      $    300,000

     Net Income (Loss)                         -                       -                  -                     -                 -
                                        ------------------  ------------------  ------------------  ------------------  -----------

Balance, April 30, 2001                1,200,000          $       1,200        $    298,800        $            -       $    300,000
                                        ==================  ==================  ==================  ==================  ============

COVENANT ECONET, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Financial Statements
April 30, 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
----------------------

Covenant EcoNet, Inc. (CEI) was incorporated in the State of Nevada on April 12, 2001. The Company sold 1,200,000 shares of its Common Stock for unsecured notes from the shareholders in the amount of $300,000.

For the period ending April 30, 2001, neither the Company nor its subsidiary had conducted any actual operations. For that reason, the Company is classified as a development stage enterprise. The purpose of the Company is to acquire and manage the operations of entities that it establishes to provide the members with information and resources to undertake financial endeavors. Immediately after incorporation, the Company acquired 100% of the common stock of Financial Warfare Club, Inc, a newly formed Nevada corporation, which became a wholly owned subsidiary. Financial Warfare Club, Inc. will be the operating company for those it enrolls as members for its services. The initial service goals are to provide education on the subject of financial literacy through the use of seminars, conferences and other medium. The Company plans to use the buying power of its membership group to obtain other benefits for its members.

The Company's success will depend in part on its subsidiary's ability to sell membership and educational services to individuals interested in gaining financial literacy. The Company has targeted a specific segment of the population and may be subject to risks of limited growth due to its marketing approach.

The accompanying financial statements for the period ended April 30, 2001 have been prepared assuming the Company will continue as a going concern. During the year 2001, management intends to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany accounts, transactions, and profits are eliminated in consolidation.

Cash and cash equivalents
-------------------------

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of April 30,2001, the Company had no cash equivalents.

COVENANT ECONET, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
April 30, 2001


Use of estimates
----------------

Preparing the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
------------

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.
Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of April 30, 2001 there were no deferred tax assets or liabilities.

Earnings Per Share
------------------

The Company and its subsidiary had no operations for the period presented in the statements, therefore there is not an earnings per share computation.

General Policy for Accounting for Business Combinations, Allocation of
----------------------------------------------------------------------
Purchase Price, and Acquisition Contingencies
--------------------------------------------
The Company assesses each business combination to determine whether the pooling of interests or the purchase method of accounting is appropriate. For those business combinations accounted for under the pooling of interests method, the financial statements are combined with those of the Company at their historical amounts, and, if material, all periods presented are restated as if the combination occurred on the first day of the earliest year presented. For those acquisitions accounted for using the purchase method of accounting, the Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based on estimates of fair values thereof. These estimates are revised during the allocation period as necessary when, and if, information regarding contingencies becomes available to define and quantify assets acquired and liabilities assumed. The allocation period varies but does not exceed one year. To the extent contingencies such as preacquisition environmental matters, litigation, and related legal fees are resolved or settled during the allocation period, such items are included in the revised allocation of the purchase price. After the allocation period, the effect of changes in such contingencies is included in results of operations in the periods in which the adjustments are determined.

COVENANT ECONET, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
April 30, 2001


NOTE B - MERGERS AND ACQUISITIONS

On April 12, 2001, the day of its incorporation, the Company acquired a 100% interest in Financial Warfare Club, Inc., a Nevada corporation, also formed on April 12, 2001, in exchange for its note in the amount $5,000. Financial Warfare Club, Inc. (Nevada) provides financial literacy training, seminars and other educational and financial resources for its members.
 This acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been accounted for from the date of acquisition. The entire purchase price has been allocated to the stock. During the period ending April 30, 2001 there were no operations in the subsidiary.


NOTE C - NOTE RECEIVABLE

On April 12, 2001 the president and vice president of the Company, each acquired 600,000 shares of Covenant EcoNet, Inc. Common Stock by issuing promissory notes payable to the Company in the amounts of $150,000 each. The notes bear interest at the rate of eight percent (8%) and are payable in ten (10) semi-annual installments of $15,000 plus interest, calculated as simple interest, beginning October 11, 2001. The notes are unsecured promissory notes.

NOTE D - RELATED PARTY TRANSACTIONS

During the period ending April 30, 2001, the Company had the following relationships with other non-subsidiary entities:

     Financial Warfare Club, Inc. (Maryland) - Common Management
Control
     Financial Warfare, Inc. (Washington, D.C.) - Common Management
Control
     Covenant EcoNet, L.L.C. - Common Management Control

There were no actual transactions with any of the related parties during the period. However, as part of its offering statement, the Company plans to use a presently unknown amount of the proceeds, from the issuance of its Common Stock, to refund members of Financial Warfare Club, Inc.
(Maryland) monies they previously paid to it. The potential amount of repayment may range from $100,000 to $495,000. The repayment of these fees may result in the creation of a non-deductible and non-amortizable charge to the Company's capital accounts.

As an option, those persons who have paid monies to Financial Warfare Club, Inc. (Maryland), will be eligible to transfer their membership and have the services provided by the Company, without any further payment being required. The cost of providing the future services has not been determined and no liability has been accrued on the Company's books. Another option available to the Members of Financial Warfare Club, Inc. (Maryland) is to exchange their existing membership for stock in the Company. Such an exchange will be made at the then current fair market value of the Company's Common Stock.

The Company's founding shareholders have given their unsecured notes to the Company in exchange for the initial shares of Common Stock. Their relationship with Financial Warfare Club, Inc. (Maryland) may subject them to certain risks in connection with that Company's operations. In the event that the shareholders were to be subject to significant liability with respect to their involvement with Financial Warfare Club, Inc. (Maryland), it could impact on their ability to satisfy their obligation, under the notes.

COVENANT ECONET, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
April 30, 2001


NOTE D - SUBSEQUENT EVENTS

On May 1, 2001, the Company entered into an agreement to acquire 100% of the outstanding Common Stock of Financial Warfare, Inc., a District of Columbia corporation formed on March 13, 2001. The existing shareholders of Covenant EcoNet, Inc. own all of the outstanding Common Stock of Financial Warfare, Inc. The Company will transfer 1,771,000 shares of its Common Stock in exchange for all of the outstanding shares of Financial Warfare, Inc. Common Stock. The Company will account for this acquisition using the pooling-of-interests method for combining the entities. Accordingly, future presentations of the Company's historical financial statements will be restated to include the accounts of Financial Warfare, Inc. as if the companies had combined at the beginning of the first period presented. As of the date of the agreement, Financial Warfare, Inc. was obligated to Financial Warfare, Inc. (Maryland), a non-stock corporation formed in August of 2000, for the amount of $81,082. The shareholders of Financial Warfare, Inc. and the Company had operating control of the Maryland Corporation, as discussed in the related party note to these financial statements.

The company has circulated a private placement memorandum for the sale of up to 33 convertible Promissory Notes for a total of $495,000. The Notes will be issued in increments of $15,000 and will bear interest at the rate of 10% per annum, payable semi-annually, and the principal will be due in 12 months from the date of issue. The Notes contain a conversion right to the holder, that after the expiration of one year from the date of issuance the Payee may elect to convert any portion of the unpaid principal balance of this Note into shares of CEI's Common Stock at the rate of $0.25 per share. Investors in the Notes must meet certain suitability requirements of CEI and until such requirements are met any monies paid for the Note will be held in escrow by the Company's legal counsel. On
May 4, 2001 the company received $100,000 from the sale of the Notes.
These notes are unsecured.

                                     -F-9

OTHER FINANCIAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON CONDENSED COMBINED
PRO FORMA STATEMENTS

Board of Directors and Stockholders
Covenant EcoNet, Inc. and Subsidiary


We have examined the pro forma adjustments reflecting the acquisition of Financial Warfare, Inc. (a District of Columbia Corporation) by Covenant EcoNet, Inc. and Subsidiary described in Note 1 and the application of those adjustments to the historical amounts in the accompanying pro forma condensed combined balance sheet and statement of income of Covenant EcoNet, Inc. for the periods ended April 30, 2001. The historical condensed financial statements are derived from the financial statements of Covenant EcoNet, Inc. and Subsidiary and Financial Warfare, Inc., both of which we audited. Such pro forma adjustments are based on management's assumptions as described in Note 2.

Our examination was conducted in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the proposed acquisition occurred at an earlier date. However, the pro forma condensed financial statements are not necessarily indicative of the results of operations that would have been attained had the above-mentioned proposed acquisition actually occurred earlier.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned acquisition described in Note 1, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those adjustments to the historical financial statement amounts in the pro forma condensed combined balance sheet and statement of income for the periods ending April 30, 2001.


/s/ Stokes & Company, P.C.
--------------------------

STOKES & COMPANY, P.C.
Washington, D.C.

May 29, 2001

PRO FORMA CONDENSED COMBINED BALANCE SHEET
APRIL 30, 2001

These pro forma statements should be read in conjunction with the historical financial statements used in their preparation.

                                                                Historical
                                                                ----------
                                                       Covenant            Financial
                                                       EcoNet, Inc.        Warfare,              Pro Forma                Pro Forma
                                                       & Subsidiary          Inc.              Adjustments                 Combined
                                                  ------------------  ------------------  ------------------  -----------------
ASSETS

CURRENT ASSETS
  Cash                                           $               -   $     102,834       $               -   $     102,834
  Notes receivable                                          60,000               -                       -         60,000
  Prepaid expenses                                               -           5,768                       -          5,768
                                                  ------------------  ------------------  ------------------  -----------------
          Total current assets                              60,000         108,602                       -        168,602

PROPERTY AND EQUIPMENT
  Equipment net of accumulated
    depreciation of $19                                          -           1,386                       -          1,386


OTHER ASSETS
  Notes receivable, less current portion                   240,000               -                       -        240,000
                                                  ------------------  ------------------  ------------------  -----------------
     Total assets                                $        300,000    $    109,988        $               -   $    409,988
                                                  ==================  ==================  ==================  =================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                               $              -    $      15,214       $               -    $     15,214
  Income taxes payable                                          -            2,885                       -           2,885
  Notes payable                                                 -           81,082                       -           81,028

     Total current liabilities                                  -           99,181                       -          99,181

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock                                               1,200           1,405                       -          2,605
  Additional paid-in capital                               298,800               -                       -        298,800

  Retained earnings                                              -           9,402                       -          9,402
                                                  ------------------  ------------------  ------------------  -----------------
Total liabilities and stockholders' equity       $         300,000   $     109,988       $               -   $    409,988
                                                  ==================  ==================  ==================  =================

The accompanying notes and auditor's report on condensed combined pro forma should be read with these statements

PRO FORMA CONDENSED COMBINED  STATEMENT OF INCOME
FROM DATES OF INCEPTION THROUGH APRIL 30, 2001

These pro forma statements should be read in conjunction with the historical financial statements used in their preparation.

                                                                Historical
                                                                ----------
                                                       Covenant            Financial
                                                       EcoNet, Inc.        Warfare,
                                                       & Subsidiary          Inc
                                                   April 12, 2001      March 13,2001.          Pro Forma                  Pro Forma
                                                     (Inception)         (Inception)           Adjustments                 Combined
                                                  ------------------  ------------------  ------------------  -----------------

REVENUE
  Membership and educational fees                $               -   $    218,359       $                -  $     218,359

EXPENSES
  Depreciation                                                   -             19                        -             19
  Contributions                                                  -          5,000                        -          5,000
  Selling, general and administrative                            -        201,053                        -        201,053
                                                  ------------------  ------------------  ------------------  -----------------
                                                                 -        206,072                    -            206,072
                                                  ------------------  ------------------  ------------------  -----------------

     Net income from operations before income taxes              -         12,287                       -          12,287

     Provision for income taxes                                  -          2,885                        -          2,885
                                                  ------------------  ------------------  ------------------  -----------------

     Net Income                                                  -          9,402                       -           9,402
                                                  ==================  ==================  ==================  =================

BASIC EARNINGS PER COMMON SHARE                  $               -   $      0.005        $               -   $      0.003
                                                  ==================  ==================  ==================  =================

     Weighted average number of shares                   1,200,000      1,771,000                               2,971,000

The accompanying notes and auditor's report on condensed combined pro forma should be read with these statements.

Covenant EcoNet, Inc. and Subsidiary and Financial Warfare, Inc.
Notes to Pro Forma Condensed Combined Balance Sheet and Statement of Income April 30, 2001


The pro forma condensed combined balance sheet and statement of income is provided to show the potential effect on the financial statements of Covenant EcoNet, Inc. and Subsidiary ("CEI") due to the acquisition of Financial Warfare, Inc (a District of Columbia corporation). For purposes of these statements it is assumed that the event occurs as of the first day of CEI's year.

1. Acquisition of Financial Warfare, Inc.
  --------------------------------------

On May 1, 2001, CEI agreed to acquire Financial Warfare, Inc. by issuing shares of CEI and thereby making CEI the parent of the newly acquired Financial Warfare, Inc. subsidiary. The transaction is structured as a stock-for-stock exchange, which will be accounted for under the pooling-of-interests method.

Under the terms of the agreement CEI will transfer 1,771,000 shares of its Common Stock, $0.001 par value, to Financial Warfare, Inc. shareholders, in exchange for their 1,000 shares of Financial Warfare, Inc. Common Stock.


2. Management Assumptions
  ----------------------

General provision - The financial statements used in the pro forma statements are the audited statements of CEI and Financial Warfare, Inc. as of and for the period from their respective dates of inception through April 30, 2001.

Income Taxes - For purposes of the pro forma statements, it has been assumed that CEI and Financial Warfare, Inc. would file consolidated income tax returns. Any calculation of income taxes will assume the use of one tier of corporate income tax brackets.

Related Party Transactions - There are no related transactions between Financial Warfare, Inc. and CEI that would require elimination for combining the historical statements of operations.

3. Costs of Acquisition
  -----------------------

     The costs of the acquisition of Financial Warfare, Inc. by CEI will be reflected in the financial statements of CEI for its year ending April 30, 2002. The expenses of this transaction total approximately $2,000.

4. Goodwill
  ---------

There will be no goodwill created as a result of this acquisition, and so none is reflected on either the balance sheet or the income statement.

5. Salaries, taxes and benefits
  -----------------------------

Upon acquisition, Financial Warfare, Inc. will pay a management fee to CEI for administrative services. It is anticipated that the amounts paid will be similar to the amounts reflected on Financial Warfare, Inc.'s books as of April 30, 2001; therefore, no adjustment has been made for any additional fees.

                          FINANCIAL WARFARE, INC.

                             Financial Statements
                                      and
                         Independent Auditor's Report

                                April 30, 2001

                                   CONTENTS

                                                                           PAGE

INDEPENDENT AUDITOR'S REPORT                                              3

FINANCIAL STATEMENTS

 Balance Sheet                                                            4

 Statement of Income                                                      5

 Statement of Changes in Stockholders' Equity                             6

 Statement of Cash Flows                                                  7

 Notes to Financial Statements                                            8-10

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Financial Warfare, Inc.

We have audited the accompanying balance sheet of Financial Warfare, Inc. as of April 30, 2001 and the related statements of income and changes in stockholders' equity and cash flows for the period March 13, 2001 (Inception) through April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Warfare, Inc. as of April 30, 2001, the results of its operations and its cash flows for the period March 13, 2001 (Inception) through April 30, 2001 in conformity with generally accepted accounting principles.


/s/ Stokes & Company, P.C.
--------------------------

STOKES & COMPANY, P.C.
Washington, D.C.

May 29, 2001

FINANCIAL WARFARE, INC.
BALANCE SHEET
APRIL 30, 2001




 ASSETS

 CURRENT ASSETS
   Cash                                                         $      102,834
   Prepaid expenses                                                      5,768
                                                                ---------------
         Total current assets                                          108,602


 PROPERTY AND EQUIPMENT
   Equipment, net of accumulated
     depreciation of $19                                                 1,386
                                                                ---------------
         Total assets                                           $      109,988
                                                                ===============


 LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
   Accounts payable                                             $       15,214
   Income taxes payable                                                  2,885
   Notes payable                                                         81,082
                                                                -------------
         Total current liabilities                                       99,181
                                                                ---------------

 STOCKHOLDERS' EQUITY
   Common stock, no par value; 1,000 shares
     authorized; 1,000 shares issued and outstanding                     1,405
   Retained earnings                                                     9,402
                                                                ---------------
         Total stockholders' equity                                     10,807
                                                                ---------------
         Total liabilities and stockholders' equity             $      109,988
                                                                ===============

The accompanying notes are an integral part of this financial statement.

FINANCIAL WARFARE, INC.
STATEMENT OF INCOME
MARCH 13, 2001 (INCEPTION) THROUGH APRIL 30, 2001


REVENUE
  Membership and educational fees                               $     218,359
                                                                 ---------------



EXPENSES
  Depreciation                                                             19
  Charitable contributions                                              5,000
  Selling, general and administrative                                 201,053
                                                                 --------------
                                                                      206,072
                                                                 --------------

 Net income from operations before income taxes                        12,287

Provision for income taxes                                              2,885
                                                                 --------------

 Net income                                                     $       9,402
                                                                 ==============

The accompanying notes are an integral part of this financial statement.

FINANCIAL WARFARE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
MARCH 13, 2001 (INCEPTION) THROUGH APRIL 30, 2001



                                           Common Stock                              Retained
                                              Shares              Amount             Earnings           Total
                                       ------------------  ------------------  ------------------  ------------------

     Common Stock issued at formation       1,000          $          1,405    $              -    $          1,405

     Net Income                                  -                         -              9,402               9,402
                                       ------------------  ------------------  ------------------  ------------------

Balance, April 30, 2001                     1,000          $          1,405    $          9,402    $         10,807
                                       ==================  ==================  ==================  ==================

The accompanying notes are an integral part of this financial statement.

FINANCIAL WARFARE, INC.
STATEMENT OF CASH FLOWS
MARCH 13, 2001 (INCEPTION) THROUGH APRIL 30, 2001


CASH FLOWS FROM OPERATING ACTIVITIES

   Cash received from membership and educational fees                $  218,359
   Payments to vendors, suppliers and employees                       (196,607)
                                                                     ----------

         NET CASH PROVIDED BY OPERATING ACTIVITIES                       21,752
                                                                     ----------

 CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from loans                                                 164,290
    Loan repayments                                                    (83,208)
                                                                     ----------

         NET CASH PROVIDED BY FINANCING ACTIVITIES                       81,082
                                                                     ----------

         NET INCREASE IN CASH                                           102,834

         CASH at beginning of period                                          -
                                                                     ----------

         CASH at end of period                                       $  102,834
                                                                     ==========

 RECONCILIATION OF NET INCOME TO NET CASH
      PROVIDED BY OPERATING ACTIVITIES:
 Net Income                                                          $    9,402

 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                             19
   Increase in assets:
     Prepaid expenses                                                   (5,768)
   Increase in liabilities:
     Accounts payable                                                    15,214
     Income taxes payable                                                 2,885
                                                                     ----------

         NET CASH PROVIDED BY OPERATING ACTIVITIES                   $   21,752
                                                                     ==========


The accompanying notes are an integral part of this financial statement

Financial Warfare, Inc.
Notes to Financial Statements
April 30, 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of organization
----------------------

Financial Warfare, Inc. was incorporated in the District of Columbia on March 13, 2001. The Company was capitalized through the transfer of property and equipment valued at $1,405 in exchange for all of its authorized Common Stock.

The purpose of the Company is to provide education on the subjects of financial literacy through the use of seminars, conferences and other medium to individuals interested in learning about the capital markets.

The accompanying financial statements for the period March 13, 2001 (Inception) through April 30, 2001 have been prepared assuming the Company will continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

Cash and cash equivalents
-------------------------

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of April 30, 2001 the Company had no cash equivalents.

Property and equipment
----------------------

Property and equipment are recorded at cost. Expenditures for major additions and improvements of $500 or more are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

     Computers and Equipment           5 years
     Furniture and Fixture             7 years


Use of estimates
----------------

Preparing the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Warfare, Inc.
Notes to Financial Statements (Continued)
April 30, 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes
------------

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.
Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of April 30, 2001 no provision for deferred tax assets or liabilities has been presented.

NOTE B - REVENUE RECOGNITION

Revenue from membership and educational fees is recognized when paid.
he Company's operating procedures provide for various trips to the membership locations for the purpose of generating additional members. During these times the Company will schedule the seminars or training that is part of the membership fees. Because of this policy the Company does not incur substantial additional costs with respect to the seminars. Therefore, the Company has not deferred any revenue with respect to its future performance obligations.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

     Office Equipment                  $    500
     Furniture and Fixture                  905
                                       --------
                                          1,405
     Less accumulated
     depreciation and
     amortization                            19
                                       --------
                                       $  1,386
                                       ========
Depreciation expense for the period from inception to April 30, 2001 was $19.

NOTE D - CASH IN EXCESS OF FDIC INSURED LIMITS

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At April 30, 2001, the Company had approximately $3,700 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Financial Warfare, Inc.
Notes to Financial Statements (Continued)
April 30, 2001


NOTE E - PROVISION FOR INCOME TAXES

The federal and state income tax provision (benefit) is summarized as follows:

Current:                               2001
                                       ----
Federal                                $1,659
State                                   1,226
                                       ------
                                       $2,885
                                       ------

NOTE F - RELATED PARTY TRANSACTIONS

During the period March 13, 2001 (Inception) through April 30, 2001, Financial Warfare, Inc. had the following relationships with other entities:

     Financial Warfare Club, Inc. (Maryland) - Common Management Control Covenant EcoNet, L.L.C. - Common Management Control

During the period March 13, 2001 (Inception) through April 30, 2001, the Company deposited in its bank account $164,290 in monies borrowed from Financial Warfare Club, Inc. (Maryland). This amount has been recorded as a liability in Financial Warfare, Inc's. books, and as of April 30, 2001, $83,208 has been repaid. The outstanding balance at April 30, 2001 was $81,082. The financial obligation is unsecured.

In addition, the Company has engaged the services of Covenant EcoNet, L.L.C. and during the period March 13, 2001 (Inception) through April 30, 2001, it has paid $122,000 for the services. Covenant EcoNet, L.L.C. is wholly owned by the Company's shareholders. The Company believes that the amount paid represents the market price for such services.

NOTE G - SUBSEQUENT EVENTS

On May 1, 2001, the Company's shareholders entered into an agreement to exchange 100% of the outstanding Common Stock of the Company for 1,771,000 shares of Covenant EconNet, Inc. of Nevada. Covenant EcoNet, Inc., which was incorporated on April 12, 2001, is a holding company and provides management consulting services and organizational expertise to its subsidiary companies. Covenant EcoNet, Inc. currently owns one other subsidiary, which is also in the business of providing financial literacy education.

The business combination will be accounted for using the pooling-of-interests method for combining the entities. Accordingly, future financial statements will be consolidated with Covenant EcoNet, Inc. Presentations of the consolidated statements will be restated as if the companies had combined at the beginning of the first period presented.

NOTE H - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company is capitalized through the following non-cash activity:
Issuance of Common Stock for transfer-in of fixed assets                 $1,405

                                 [Back cover]

DEALER PROSPECTUS DELIVERY OBLIGATION

    Until [the later of 90-days after the effective date or first bona fide offer], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                Part II-Information not Required In Prospectus
                ----------------------------------------------

Item 1. Indemnification of Directors and Officers
-------------------------------------------------

    Nevada's corporate statute (Nev. Rev. Stat. Ann. Section 78.751 (2001)) contains provisions regarding indemnification of officers, directors, employees, and agents. Some of these provisions are discretionary and some are mandatory. Where the person is acting within the scope of employment, the permissive provisions allow the small business issuer to indemnify a person in an action or proceeding except an action by right of the small business issuer.  The indemnification may cover expenses including attorneys' fees, judgments, fines, settlement payments and other reasonable expenses if the person acted in good faith. Where the action is by right of the small business issuer, the company may indemnify a person who acts in good faith and within the scope of their employment as long as the person has not been adjudged liable to the small business issuer unless the court or similar body
determines such indemnification is fair.    The statute mandates
indemnification of a director, officer, employee or agent of the small business issuer who has succeeded on the merits or otherwise in defense of a proceeding in connection with a matter that falls within the indemnification provisions. In its bylaws, Covenant EcoNet has not specifically provided for indemnification of its officers, directors, employees or agents.


Item 2.    Other Expenses of Issuance and Distribution
------------------------------------------------------

The following table itemizes the estimated expenses of the offering associated with this prospectus.

SEC Registration Fee                   1,250               1,250
Blue Sky registration fees            10,000              10,000
Printing expenses                      2,000               8,000
Accounting Fees                       20,000              20,000
Legal Fees                            60,000              60,000
Premium for policy to ensure or
indemnify directors of officers        6,750              10,000
Miscellaneous expenses*                    0              90,750
                                   -----------------------------
Total other expenses of issuance
and distribution                    $100,000            $200,000
                                   =============================

*Miscellaneous expenses cover additional items that may arise, such as commissions to brokers, as a result of raising a larger amount of capital.

Item 3. Undertakings
--------------------

Not applicable


Item 4. Unregistered Securities Issued or Sold Within One Year.
---------------------------------------------------------------

    In April 2001, Covenant EcoNet effected an offering of thirty-three units of convertible 10%, one year promissory notes at the price of $15,000 per unit for an aggregate offering of $495,000. Interest payments are due on the last day of June and December except that the noteholders are entitled to their first interest payment after they have held the notes for at least six months. One year after purchasing units, each purchaser may elect to accept payment of the principal and interest due on the note in full satisfaction of the debt. In lieu of accepting payment of the principal, the purchaser may convert the unpaid principal into shares of Covenant EcoNet's common stock at the rate of $.25 per share such that each $15,000 unit is convertible into 60,000 shares of common stock. The promissory notes are not transferable. The Company sold eighteen units for a total of $270,000, and the offering closed on May 31, 2001.

    The Company sold the Promissory Notes to accredited investors pursuant to exemptions from the registration requirements as set forth in Sections 4(2) and 4(6) of the Securities Act of 1933. These statutory provisions exempt from the registration requirements transactions by an issuer not involving a public offering and transactions involving offers and sales solely to accredited investors, respectively. The Company issued the promissory notes to a group of investors with whom the Company and its directors had an existing relationship. The following persons are the purchasers of the promissory notes:


Eric Clark
20900 Miles Parkway
Warrensville Heights, Ohio 44128

E. J. McKenzie
4760 NW 167th Street
Miami, Florida 33014

Panorama Christian Center
4760 NW 167th Street
Miami, Florida 33014

Cedric Miller
81 Highway 35
Neptune, New Jersey 07755

Gregory Woods
43 Kruegen Court
Newark, New Jersey 07103

Jeffrey Reed
1978 Washington Street
Bay St. Louis, Mississippi 30520

Larry D. Trotter
944 West 103 Street
Chicago, Illinois 60643

Sweet Holy Spirit Church
944 West 103 Street
Chicago, Illinois 60643

Harold Daniel Wilson
1102 E. 154th Street
South Holland, Illinois 60473

Valley Kingdom Ministries International
1102 East 154th Street
South Holland, Illinois 60473

W.L. Washington
1800 Bothwell Street
Greensboro, North Carolina 27404

Keith Ivy
3969 Lee Road
Cleveland, Ohio 44128

Item 5. Index to Exhibits.
--------------------------

2.1 Articles of Incorporation (incorporated by reference to Exhibit 1 of Covenant EcoNet's Registration Statement on Form SB-1 filed on
       June 8, 2001)

2.2    Bylaws (incorporated by reference to Exhibit 2 of Covenant
       EcoNet's Registration Statement on form SB-1 filed on June 8,
       2001)

3.1 Promissory Notes Issued in Private Placement (incorporated by reference to Exhibit 5 of Covenant EcoNet's Registration Statement on Form SB-1 filed on June 8, 2001)

3.2    Subscription Agreement for Common Stock

6.1 Promissory Note Issued by Marcus Dukes for Purchase of Shares (incorporated by reference to Exhibit 3 of Covenant EcoNet's Registration Statement on Form SB-1 filed on June 8, 2001)

6.2 Promissory Note Issued by Teresa Hodge for Purchase of Shares (incorporated by reference to Exhibit 4 of Covenant EcoNet's Registration Statement on Form SB-1 filed on June 8, 2001)

6.3 Employment Agreement of Curtis Pree (incorporated by reference to Exhibit 6 of Covenant EcoNet's Registration Statement on Form SB-1 filed on June 8, 2001)

9    Escrow Agreement

10    Consent of Stokes & Company, Certified Public Accountants
       (incorporated by reference to Exhibit 9 of Covenant EcoNet's Registration Statement on Form SB-1 filed on June 8, 2001)

11    Opinion in reference to Legality

12.1 Rescission Letter (incorporated by reference to Exhibit 12 of Covenant EcoNet's Registration Statement on Form SB-1 filed on June 8, 2001)

12.2    Power of Attorney


                                  SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the District of Columbia on June 15, 2001.

Covenant EcoNet

By:
       --------------------------------
       Curtis Pree,  President

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


/s/
---------------------------------------
Marcus D. Dukes, Director
June 19, 2001

/s/
---------------------------------------
Teresa Hodge, Director
June 19, 2001

/s/
---------------------------------------
Maurice Carney, Director
June 19,2001